THIS DOCUMENT WAS ORIGINALY SUBMITTED TO THE SEC ON MAY 6, 2004


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Commission File Number

                                  Hemosol Corp.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F  X   Form 40-F
                                                 ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     No  X
   ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

The following is included in this Report on Form 6-K:

1. Press Release, dated May 5, 2004.

MEDIA RELEASE


NASDAQ MAKES TEMPORARY CHANGE TO HEMOSOL CORP. TICKER SYMBOL

- Stock symbol on Toronto Stock Exchange remains unchanged -



TORONTO, Ontario (May 5, 2004) - Hemosol Inc. (TSX: HML; NASDAQ:HMSL) today announced that following the recently completed reorganization, the ticker symbol of Hemosol Corp. on the NASDAQ will be temporarily changed from HMSL to HMSLV. This temporary change is a result of the reorganization and the NASDAQ ticker symbol is expected to return to HMSL on or about May 14, 2004.

The stock symbol for Hemosol Corp. remains unchanged on the TSX and will continue as HML.



About Hemosol

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. The Company has a broad range of novel therapeutic products in development, including HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol also is developing additional oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, and a cell therapy program initially directed to the treatment of cancer. Hemosol intends to leverage its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities.


Contact:  JASON HOGAN
          Investor & Media Relations
          416 361 1331
          800 789 3419
          416 815 0080 fax
          ir@hemosol.com
          www.hemosol.com

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  HEMOSOL CORP.


                                  By:  /s/ Lee D. Hartwell
                                      ------------------------------------------
                                      Name:  Lee D. Hartwell
                                      Title: President, Chief Executive Officer
                                             and Chief Financial Officer

Date:  May 6, 2004